CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, NY 10013

February 3, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Barbara C. Jacobs, Assistant Director

RE:	EPAM Systems, Inc.
Common Stock
Registration Statement on Form S-1 File No. 333-174827

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we, as a representative of the underwriters, hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 7, 2012 at 2:00 p.m., Eastern time, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: January 23, 2012

(ii)	Dates of distribution: January 23, 2012 – February 7, 2012

(iii)	Number of prospective underwriters: 6

(iv)	Number of prospectuses distributed under (iii) above: 7,100

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Daniella Sagalovsky
Name: Daniella Sagalovsky
Title: Vice President